Exhibit 99.1

AMARIN REPORTS PRELIMINARY UNAUDITED FINANCIAL
RESULTS FOR THE SIX AND TWELVE MONTHS ENDED
DECEMBER 31, 2008

Amends Terms to Extend Bridge Financing

Reports Delay in Filing 2008 Annual Report

DUBLIN, Ireland, July 1, 2009 – Amarin Corporation plc (NASDAQ: AMRN) today reported preliminary unaudited financial results for the six and twelve months ended December 31, 2008.  For the six months ended December 31, 2008, Amarin reported a net loss of $13.3 million or $0.49 per share, compared with a net loss of $13.4 million or $1.29 per share, for the six months ended December 31, 2007. The results for the 2008 period reflect a significant reduction in selling, general and administration costs offset by a substantial increase in research and development costs with the per share results reflecting a substantial increase in the number of shares outstanding as of December 31, 2008.

For the year ended December 31, 2008, Amarin reported a net loss of $21.2 million or $0.96 per share, compared with a net loss of $37.8 million or $3.86 per share for the year ended December 31, 2007. The lower loss for 2008 was primarily attributable to an increase in finance income of $7.3 million in 2008 and an $8.8 million impairment charge on intangible assets in 2007. The net loss per share reflects the one-for-ten reverse stock split which took effect on January 18, 2008 and a substantial increase in the number of shares outstanding as of December 31, 2008.

Thomas Lynch, Chairman and Chief Executive Officer of Amarin, commented “I am pleased to report the significant progress we have made over the last twelve months in repositioning the company to leverage our late stage cardiovascular opportunity. We have already experienced the benefits of our new experienced research and development team based in Connecticut, with the progression of the cardiovascular program to the point where we are about to initiate the Phase 3 registration trial in hypertriglyceridemia under an SPA agreement with the FDA. We remain firmly focused on ensuring that we secure the funds required to facilitate the conduct of our Phase 3 trials, with commencement planned for the third quarter.”

LIQUIDITY

The preliminary unaudited financial results have been prepared on a going concern basis which assumes the Company has sufficient funds to operate for at least the next 12 months. On June 4, 2009, the Company closed a $2.6 million private placement of convertible bridge loan notes and warrants (“Bridge Financing”) with certain existing investors in the Company, including a number of current Amarin directors. On June 29, 2009, the company agreed an amendment to the terms with the holders of $2.5 million of the Bridge Financing, including an extension to the maturity date from June 30, 2009 to July 24, 2009. Further details of the amendment are set out below. The Bridge Financing provides the Company with sufficient funds to operate through mid July 2009, during which time the Company will continue its discussions with potential investors, in order to secure longer term funding. No assurance can be given regarding whether, or on what terms, the Company will be able to secure such longer term financing. If a satisfactory conclusion cannot be reached regarding the long term funding, there would be substantial doubt about the Company's ability to continue as a going concern.

PRELIMINARY UNAUDITED FINANCIAL RESULTS

Six months ended December 31, 2008

For the six months ended December 31, 2008, Amarin’s operating loss was $13.6 million, compared with an operating loss of $14.6 million for the same period in 2007.

The Company’s investment in research and development increased substantially to $6.4 million during the second half of 2008 compared with $4.0 million in research and development costs incurred during the second half of 2007. Increases to research and development costs primarily represented expenditure on the Company’s cardiovascular program and increased personnel costs at its new research and development headquarters in Connecticut, U.S. Research and development costs include third party research contract costs, staff costs, preclinical study costs, clinical supplies and the costs of conducting clinical trials.

Selling, general and administrative costs in the second half of 2008 of $3.8 million were $2.6 million lower than the second half of 2007 reflecting savings from a cost rationalization program initiated early in 2008. Selling, general and administrative costs in 2008 include a provision of $0.5 million for an onerous lease on a property in England for the period to the termination of the lease and $0.6 million for severance costs, offset by a reduction of an accrual for staff compensation of $0.8 million and a foreign exchange gain of $1.1 million arising on non-dollar denominated working capital. Selling, general and administrative costs primarily represent Amarin’s general corporate overhead, the Company’s substantial investment in intellectual property and business and corporate development costs.

Non-cash share-based compensation expense for the second half of 2008 was $2.7 million, up $0.3 million compared with the same period in 2007.

Twelve months ended December 31, 2008

For the twelve month period ended December 31, 2008, Amarin reported an operating loss of $28.2 million, compared with an operating loss of $40.7 million for the comparative period in 2007. The decrease in operating loss is mainly due to the $8.8 million impairment charge to intangible assets in 2007 and a decrease in selling, general and administrative costs of $2.7 million in 2008 due to savings from the cost rationalization program mentioned above, including lower personnel costs.

Finance income/expense

In the six months ended December 31, 2008 Amarin recorded a gain of $1.4 million in finance income (full year amount was $7.8 million) reflecting the movement in the fair value of the derivative associated with the option held by the investors in the May 2008 financing. This is an option to participate in a second investment tranche of up to $30 million following the $30 million already invested in May 2008. Finance income for the six months ended December 31, 2008 also includes a gain of $1.0 million (full year amount was $1.6 million) reflecting the reduction in the fair value of the financial liability recognized with respect to warrants issued in December 2007. In addition, finance income includes interest income on cash and cash equivalents of $0.2 million (full year amount was $0.4 million).

In the six months ended December 31, 2008 finance expense of $2.5 million comprised unrealized foreign exchange losses on pounds sterling cash balances due to the strengthening of the U.S. dollar against the pound in the period. Finance expense for the full year of 2008 was $3.3 million. Amarin holds some of its cash in pounds sterling to fund expenditures in the United Kingdom and thus has no plans to convert it into dollars. Amarin manages foreign exchange risk by holding its cash in the currencies in which the Company expects to incur future cash outflows.

Subsequent Event

Following the year end, Amarin executed an agreement for the supply of ultra-pure ethyl-EPA, the active pharmaceutical ingredient in AMR101. This agreement included an upfront payment of $0.5 million paid during the first quarter of 2009 with further minimum purchase obligations totalling $7.8 million over the period 2009 to 2012.

CAPITALIZATION, INCLUDING AMENDMENT OF BRIDGE FINANCING

On June 4, 2009, the Company closed a $2.6 million private placement of convertible bridge loan notes and warrants (“Bridge Financing”). The convertible notes are in the principal amount of $2.6 million and pay interest at the rate of 8% per annum. The warrants are of a five year duration and entitle the holders thereof to receive common stock equal to 50% of the Conversion ADSs at an exercise price equal to the per share price paid in the Company’s next equity financing.

On June 29, 2009, the Company and holders of $2.5 million of the Bridge Financing agreed to the terms of an amendment, pursuant to which: (1) the term date of $2.5 million of the loan notes in the Bridge Financing will be amended from June 30, 2009 to July 24, 2009; (2) if the next equity financing is completed prior to July 24, 2009, the $2.5 million bridge loan notes will be converted into Company ADS’s at a price per share equal to the lower of (i) 90% of the per share purchase price in the next equity financing or (ii) the average volume weighted average price of Company ADSs on Nasdaq for the 30 trading day period ending on the closing date of the bridge loan notes; and (3) the Company will be prohibited, without the prior written consent of the lenders, from entering into any additional bridge loan financing. In the event any additional bridge loan financing is entered into that contains any terms (including economic terms) that are more favorable to the lenders thereunder than the Bridge Financing, then the terms of the Bridge Financing shall be deemed to have been amended so as to reflect such more favorable terms. If the bridge loan notes are converted in connection with the next equity financing, the holder will participate on the same terms and conditions as any other cash investor, including the right to receive, in addition to the ordinary shares of the Company issuable upon conversion of the loan notes, warrants having the same terms as those, if any, issued to the investors in the next equity financing.

The Company is party to a Securities Purchase Agreement (“SPA”) dated May 13, 2008 which provides for a potential second tranche of funding (“Second Tranche”) from certain purchasers who funded a first tranche of funding under that SPA in May 2008 (the

“2008 Investors”). The calling of the Second Tranche under the SPA by the Company required a number of conditions to be met. While the Second Tranche has not been called by the Company, the 2008 Investors have informed the Company that if the Second Tranche had been called, they would not have exercised the Second Tranche. Accordingly, in addition to securing the Bridge Financing, the Company is also in discussions with potential investors to secure longer term funding for the Company. The 2008 Investors did not participate in the Bridge Financing. It is anticipated that if not otherwise sooner terminated, the Second Tranche funding option provided by the SPA will be cancelled if such other longer term funding is consummated.  No assurance can be given regarding whether, or on what terms, the Company will be able to secure such longer term financing.

As at June 30, 2009, Amarin had 27,046,716 million ordinary shares in issue and options and warrants outstanding to purchase 4,718,322 million shares.

DELAY OF FILING OF 2008 ANNUAL REPORT ON FORM-20F

Amarin also announced today that it has informed the Securities and Exchange Commission that there will be a delay in the filing of the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, which was due to be filed by June 30, 2009. The Company is unable to comply with the filing date of June 30, 2009 without unreasonable effort or expense as a result of the time and attention devoted by Amarin’s management to securing bridge financing and conducting ongoing discussions with potential investors for longer term financing. The Company intends to complete these discussions as soon as possible and file the Annual Report on Form 20-F for the year ended December 31, 2008 as soon as possible thereafter.

The Company’s UK statutory accounts for the year ended December 31, 2008 will be finalized upon the filing by the Company of its Form 20-F and upon approval of such accounts by the Company’s Board of Directors, the Company will send shareholders Notice of its 2009 Annual General Meeting to be held in Dublin.

About Amarin
Amarin is a late-stage biopharmaceutical company with a focus on cardiovascular disease. The Company’s lead product candidate is AMR101, a prescription grade Omega-3 fatty acid comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA), which is entering Phase 3 clinical studies for the treatment of hypertriglyceridemia under a Special Protocol Assessment (SPA) agreement with the U.S. Food and Drug Administration (FDA). Amarin recently established its research and development headquarters in Mystic, Connecticut with an experienced research and development team. Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of Omega-3 fatty acids in treating cardiovascular disease. The pipeline also includes proprietary next-generation lipid candidates, currently at preclinical stages of development.

Amarin has a range of clinical and preclinical stage compounds to treat central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis, Parkinson’s disease and epilepsy, all of which are available for partnering.  Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of July 1, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following:  Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; whether and when Amarin will be able to enter into and consummate strategic collaborations with respect to its products or product candidates on acceptable terms; the success with which developed products may be commercialized; competitive developments affecting Amarin's products or product candidates, including generic and branded competition; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use and the trend toward managed care and health care cost containment; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's products or product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; risks relating to the Company's ability to maintain its Nasdaq listing; general changes in International Financial Reporting Standards; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin's Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.
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Amarin Corporation plc

Period Ended 31 December 2008 Selected Data (IFRS – PRELIMINARY UNAUDITED)

	Six months ended 31 December		Twelve months ended 31 December
	2008	2007	2008	2007
	Total	Total	Total	Total
	$’000	$’000	$’000	$’000
Revenue:
Revenues	-	-	-	-
Total revenues	-	-	-	-

Operating expenses:
Research and development	6,388	3,985	10,963	10,772
Selling, General & Administrative	3,766	6,334	11,423	14,109
Amortisation of intangible assets	-	-	-	169
Share-based compensation	2,687	2,406	4,633	5,001
Reorganization costs	761	1,898	1,161	1,898
Impairment of intangible assets	-	-	-	8,784
Operating expenses	13,602	14,623	28,180	40,733

Total research & development	7,821	4,735	12,954	12,108
Total selling, general & administrative	5,781	9,888	15,226	28,625
Total operating expenses	13,602	14,623	28,180	40,733

Total operating loss	(13,602)	(14,623)	(28,180)	(40,733)

Finance income	2,600	1,079	9,627	2,279
Finance expense	(2,498)	(183)	(3,330)	(183)
Loss before taxes	(13,500)	(13,727)	(21,883)	(38,637)

Income tax credit	244	351	674	837

Net loss for the period	(13,256)	(13,376)	(21,209)	(37,800)

Weighted average shares - basic	27,027	10,385	22,064	9,784

Loss per share:
Basic	(0.49)	(1.29)	(0.96)	(3.86)
Diluted	(0.49)	(1.29)	(0.96)	(3.86)

Amarin Corporation plc

Period Ended 31 December 2008 Selected Data (IFRS – PRELIMINARY UNAUDITED)

	As at 31 Dec	As at 31 Dec
	2008	2007
	$’000	$’000
Selected Balance Sheet Data
Assets
Non-current assets
Property, plant and equipment	595	595
Intangible fixed assets	19,916	19,916
Available for sale investment	6	15
	20,517	20,526
Current assets

Income tax recoverable	674	1,704
Other current assets	1,227	1,721
Cash	14,239	18,303
Total current assets	16,140	21,728

Total assets	36,657	42,254

Liabilities
Non-current liabilities
Provisions	627	606
Other liabilities	24	36
Financial liability	-	2,108
Convertible debt	-	2,051
Total non-current liabilities	651	4,801

Current liabilities
Trade payables	1,955	3,462
Accrued expenses & other liabilities	4,819	6,733
Provisions	334	461
Total current liabilities	7,108	10,656

Total liabilities	7,759	15,457

Equity
Capital and reserves attributable to equity holders
Share capital	25,928	12,942
Other reserves	2,970	13,855

Total shareholders' equity and liabilities	36,657	42,254

1. The selected financial data set out in this press release should be read in conjunction with our 2007 20-F and 2007 20-F/A which were filed with the SEC on May 19, 2008 and September 24, 2008 respectively.

2. Loss per share

On January 18, 2008 our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p. Prior year comparative figures have been restated to reflect this. Fully diluted earnings per share is calculated using the weighted average number of Ordinary Shares in issue, less treasury shares, adjusted to reflect the effect of exercising those share options and warrants granted where the exercise price is less than the average market price of the Ordinary Shares during the period.  No options or warrants have exercise prices that are less than the average market price of Ordinary Shares during the period, therefore no options or warrants are dilutive. The Company reported a net loss for the six months ended December 31, 2008 and December 31, 2007. As a result the profit or loss per share is not reduced by dilution.

3. Reorganization costs

Included in reorganization costs are costs relating to the planned closing of the Oxford offices in June 2009 and the closure of the Curzon Street offices in October 2008.
4. Intangible assets

Intangible assets of $19,916,000 relate to the acquisition of Ester Neurosciences Limited on December 5, 2007.
5. Liquidity/Going Concern

The preliminary unaudited financial results have been prepared on a going concern basis which assumes the Company has sufficient funds to operate for at least the next 12 months. On June 4, 2009, the Company closed a $2.6 million private placement of convertible bridge loan notes and warrants (“Bridge Financing”) with certain existing investors in the Company, including a number of current Amarin directors. On June 29, 2009, the company agreed an amendment to the terms with holders of $2.5 million of the Bridge Financing, including an extension to the maturity date from June 30, 2009 to July 24, 2009. The Bridge Financing provides the Company with sufficient funds to operate through mid July 2009, during which time the Company will continue its discussions with potential investors, in order to secure longer term funding. No assurance can be given regarding whether, or on what terms, the Company will be able to secure such longer term financing. If a satisfactory conclusion cannot be reached regarding the long term funding, there would be substantial doubt about the Company's ability to continue as a going concern.